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OMD APPROVAL

OMD Number: 3235-0145
Expires:  October 31, 1997
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._____9____)
Bluegreen Corporation
-----------------------------------------
(Name of Issuer)
Common Stock, $.01 par value
-----------------------------------------
(Title of Class Securities)
096231105
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
March 19, 1997
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 096231105          2  OF  6  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BRADFORD T. WHITMORE

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
              7 SOLE VOTING POWER
NUMBER OF      827,394 SHARES OF COMMON STOCK, INCLUDING
SHARES         69,248 SHARES UPON EXERCISE OF STOCK OPTIONS
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH          9 SOLE DISPOSITIVE POWER
REPORTING       827,394 SHARES OF COMMON STOCK, INCLUDING
PERSON WITH     69,248 SHARES UPON EXERCISE OF STOCK OPTIONS
             10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
827,394 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.0%

14 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

       3  OF  6  PAGES

SCHEDULE 13D

CUSIP NO. 096231105      PAGE  3  OF  6  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       2,078,700 SHARES, INCLUDING 506,674 SHARES BY
SHARES          CONVERSION OF $4,175,000 PRINCIPAL AMOUNT OF
                8-1/4% CONVERTIBLE DEBENTURES DUE 2012 (THE
                "DEBENTURES").
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY

EACH          9 SOLE DISPOSITIVE POWER
REPORTING       2,078,700 SHARES, INCLUDING 506,674 SHARES BY
PERSON          CONVERSION OF $4,175,000 PRINCIPAL
WITH            AMOUNT OF 8-1/4% CONVERTIBLE DEBENTURES DUE
                2012 (THE "DEBENTURES").
             10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,078,700 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14 TYPE OF REPORTING PERSON*
PN,BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Page  4  of  6  Pages

Item 1.  Security and Issuer

This statement relates to common stock, par value $.01 per share (the "Common Stock"), issued by Bluegreen Corporation, a Massachusetts corporation (the "Company"), whose principal executive offices are located at 5295 Town Center Road, Boca Raton, Florida, 33486.

Item 3.  Source of Amount of Funds

The purchase was made with working capital funds.

Item 4.  Purpose of Transaction

This 13D is being filed to reflect the following occurrence:

In March 1997, Grace Brothers, Ltd. ("Grace") bought 304,500 shares of the Common Stock as detailed on Schedule A.

Except as set forth herein, Grace has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule
13D under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) Note: The percentage ownership information set forth herein assumes the conversion of the Debentures held by Grace and no conversion of any other Debentures.

  (i) As of the date of this filing, Grace beneficially owns 1,572,026 shares of common stock, and $4,175,000 principal amount of Debentures convertible into 506,674 shares of Common Stock; this represents approximately 9.9% of the outstanding shares of Common Stock.

 (ii) As of the date of this filing, Whitmore beneficially owns 827,394* shares of Common Stock; this represents approximately 4.0% of the outstanding shares of Common Stock.

  * This quantity includes 69,248 shares issuable upon exercise of Stock Options presently exercisable or exercisable within the next 60 days.

(c) The transactions in the Common Stock by Grace during the period from January 21, 1997 to March 21, 1997 are set forth on Schedule A hereto.

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Page  5  of  6  Pages

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:X____________________
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

X_______________________
Bradford T. Whitmore

Dated:  March 21, 1997

Page  6  of  6  Pages

SCHEDULE A

GRACE TRADE ACTIVITY FOR BLUEGREEN CORPORATION COMMON STOCK
(ALL PURCHASES)

DATE      AMOUNT        PRICE/SHARE
03/03/97      6,000     $2.75
03/03/97      9,000     $2.75
03/03/97      7,700     $2.75
03/03/97      1,600     $2.75
03/03/97      1,700     $2.75
03/03/97      1,000     $2.75
03/03/97     22,000     $2.75
03/03/97        300     $2.75
03/03/97      1,500     $2.75
03/03/97      1,000     $2.75
03/03/97      6,000     $2.75
03/03/97      2,000     $2.75
03/04/97        800     $2.75
03/05/97      1,000     $2.875
03/05/97     14,200     $2.875
03/05/97        500     $2.875
03/05/97      2,000     $2.875
03/06/97     10,000     $3.00
03/06/97      5,000     $3.00
03/11/97      8,200     $2.875
03/11/97        600     $2.875
03/12/97      2,000     $2.875
03/12/97        500     $2.875
03/12/97      6,200     $2.875
03/12/97      4,900     $2.875
03/12/97      2,100     $2.875
03/12/97      5,000     $2.875
03/12/97        100     $2.875
03/12/97      4,000     $2.875
03/12/97        400     $2.875
03/12/97      4,000     $2.875
03/12/97      2,000     $2.875
03/12/97      5,000     $2.875
03/12/97      2,200     $2.875
03/12/97      3,600     $2.875
03/13/97      5,000     $2.875
03/13/97      6,000     $2.875
03/13/97      1,000     $2.875
03/13/97      6,000     $2.875
03/13/97      5,000     $2.875
03/13/97      4,000     $2.875
03/14/97      6,000     $2.875
03/14/97      2,100     $2.875
03/14/97        100     $2.875
03/14/97      7,900     $2.875
03/14/97     10,000     $2.875
03/19/97        600     $2.75
03/19/97        500     $2.75
03/19/97      6,900     $2.75
03/19/97      4,100     $2.75
03/19/97        200     $2.75
03/19/97      1,200     $2.75
03/19/97      2,200     $2.75
03/19/97      2,200     $2.75
03/19/97      1,100     $2.75
03/19/97      2,200     $2.75
03/20/97      5,000     $2.75
03/20/97      1,100     $2.75
03/21/97     80,000     $2.875
